Sandler O’Neill & Partners, L.P.

1251 Avenue of the Americas, 6th Floor

New York, NY 10070

May 9, 2014

VIA EDGAR FILING

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mark S. Webb

Re:	ServisFirst Bancshares, Inc. Registration Statement on Form S-1 File No. 333-193401 Acceleration Request Requested Date: May 13, 2014 Requested Time: 3:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the several underwriters, hereby joins in the request of ServisFirst Bancshares, Inc. that the effective date of the above-referenced registration statement be accelerated so that such registration statement will be declared effective on the “Requested Date” and at the “Requested Time” set forth above, or as soon thereafter as practicable. The undersigned, as representative of the several underwriters, confirm that they are aware of their obligations under the Securities Act.

Very truly yours,

Sandler O’Neill & Partners, L.P.

As Representative of the several Underwriters

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Robert A. Kleinert
Name: Robert A. Kleinert
Title: An Officer of the Corporation